# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, Texas (TX), 77019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-167927
Filed by CIK 0001878229

## Reporting persons
- William Monroe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,863,000; shared voting power 0; sole dispositive power 4,863,000; shared dispositive power 0; aggregate amount beneficially owned 4,863,000 (11.5% of the class)
  Comment: (a) The securities reported herein include 4,863,000. The number of securities held by the Reporting Person are reported as of December 31, 2024.
  (a) Based on 42,363,805 shares of the Issuer's common stock outstanding as of October 28, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: 2001 Kirby Drive, Suite 200, Houston, TX 77019

## Item 2. Person Filing
Name of person filing: William Monroe
Address of principal business office or, if none, residence:
William Monroe
c/o Wick Phillips Gould & Martin LLP
3131 McKinney Avenue, Suite 500
Dallas, Texas 75204
Citizenship: Mr. Monroe is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- William Monroe: /s/ William Monroe, William Monroe (02/11/2025)